

07007012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodlands Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10077 Grogans Mill Road, Suite 130
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morris Monroe (281) 367-2483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seefeld & Company, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 131030 (Address) The Woodlands (City) Texas (State) 77393 (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC Mail Processing
RECEIVED
MAY 25 2007
Washington, DC
Section

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morris Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodlands Securities Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GLORIA SEDITA
Notary Public, State of Texas
My Commission Expires
July 15, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Woodlands Securities Corporation

March 31, 2007

WOODLANDS SECURITIES CORPORATION
TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Seefeld & Company, P.C.
Certified Public Accountants

Office Location:
1400 Woodloch Forest Drive, Suite 300-5
The Woodlands, TX 77380

Mailing Address:
P.O. Box 131030
The Woodlands, TX 77393

Telephone: 281.363.8154
Facsimile: 281.363.8148
www.SeefeldCPA.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Woodlands Securities Corporation
The Woodlands, Texas

We have audited the accompanying statement of financial condition of Woodlands Securities Corporation (the "Company") as of March 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlands Securities Corporation at March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seefeld & Company, P.C.
SEEFELD & COMPANY, P.C.
Certified Public Accountants

The Woodlands, Texas
May 9, 2007

FINANCIAL STATEMENTS

WOODLANDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS		
Cash and Cash Equivalents	$	50,897
Deposits with Clearing Organization		6,021
Receivables for Commissions and Fees		46,254
Other Receivables		22,249
Note from Related Party		52,970
Furniture, Fixtures and Equipment (Less: Accumulated Depreciation of $131,828)		25,083
Prepaid Federal Income Taxes		4,760
Total Assets	**$**	**208,234**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable and Other Liabilities	$	23,122
Commissions Payable		7,159
Federal Income Tax Payable		4,796
Total Liabilities	**$**	**35,077**
Commitments and Contingencies (See notes to financial statements)		
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value, Authorized 100,000 Shares, Issued and Outstanding 1,000 Shares	$	1,000
Additional Paid-In Capital		6,107
Retained Earnings		166,050
Total Stockholders' Equity	**$**	**173,157**
Total Liabilities and Stockholders' Equity	**$**	**208,234**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES		
Commissions and Fees	$	1,284,698
Interest and Dividends		48,666
Other Income		16,483
Total Revenues	**$**	**1,349,847**
EXPENSES		
Employee Compensation and Benefits	$	370,534
Clearance Fees		29,858
Commission Expense		668,044
Communications and Data Processing		63,025
General and Administrative		165,019
Other Expenses		36,247
Total Expenses	**$**	**1,332,727**
Income Before Income Taxes	**$**	**17,120**
Provision for Income Taxes		4,796
NET INCOME	**$**	**12,324**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at April 1, 2006	**1,000**	**$ 1,000**	**$ 6,107**	**$ 153,726**	**$ 160,833**
Net Income	-	-	-	12,324	12,324
Balance at March 31, 2007	**1,000**	**$ 1,000**	**$ 6,107**	**$ 166,050**	**$ 173,157**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITES		
Net Income		$ 12,324
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	$ 10,455	
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organization	(3)	
Receivables for Commissions and Fees	(26,888)	
Other Receivables	(21,469)	
Note from Related Party	4,862	
Other Assets	(3,575)	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Other Liabilities	(3,915)	
Commissions Payable	(2,561)	
Federal Income Tax Payable	38	
Total Adjustments		**(43,056)**
Net Cash Used by Operating Activities		**$ (30,732)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture, Fixtures and Equipment	$ (3,913)	
Net Cash Used in Investing Activities		**$ (3,913)**
Decrease in Cash and Cash Equivalents		**$ (34,645)**
Cash and Cash Equivalents At Beginning of Year		**85,542**
Cash and Cash Equivalents At End of Year		**$ 50,897**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal Income Taxes Paid	$ 4,760
Interest Expense Paid	119

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Woodlands Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Texas on April 26, 1988.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fixed Assets and Depreciation

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2007, Woodlands Securities Corporation had cash on deposit in a clearance account with Southwest Securities, Inc. in the amount of $6,021. Southwest Securities, Inc. is located in Dallas, Texas and is a member of the NASD, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and the Securities Investor Protection Corporation. Additionally, Southwest Securities, Inc. is registered with the SEC. According to the Clearing Agreement between Southwest Securities, Inc. and the Company, Southwest Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE 4 – RECEIVABLES FOR COMMISSIONS AND FEES

Accounts receivable for commissions and fees consisted of $46,254 at March 31, 2007.

NOTE 5 – RETIREMENT PLAN

The Company provides the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70½) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $6,789 to the participating employees' Simple IRAs during the year ended March 31, 2007.

NOTE 6 – CONCENTRATION OF RISK

Credit Risk

Woodlands Securities Corporation engages in various broker-dealer activities in which counterparties primarily include broker-dealers, banks, other financial institutions and individuals. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Major Source of Revenue

The Company's major source of revenue is its broker-dealer services.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following:

Current Taxes	$ 4,796
Provision for Income Taxes	$ 4,796

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes primarily because no tax benefits have been recorded for nondeductible expenses totaling $7,790.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital at the greater of 6 2/3% of total aggregate indebtedness or $5,000. Woodlands Securities Corporation had net capital of $69,458 which was $64,458 in excess of the minimum net capital requirement of $5,000 at March 31, 2007. The excess of net capital at 1,000% was $64,378 and the ratio of aggregate indebtedness to net capital was 0.51 to 1 at March 31, 2007.

NOTE 10 –RESERVE REQUIREMENTS

Woodlands Securities Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Southwest Securities, Inc., on a fully disclosed basis as requested for exemption under SEC rule 15c3-3(k)(2)(ii).

NOTE 11 –RELATED PARTY TRANSACTIONS

Woodlands Securities Corporations (the "Company") is affiliated with Woodlands Asset Management, Inc. (WAMI) and Woodlands Financial Services, Inc. (WFSI) through common ownership. During the fiscal year ending March 31, 2007, the Company received $306,953 from WAMI for shared expenses of overhead where they share office space and $191,367 from WFSI for Private Offerings, in revenues from the affiliated companies.

A receivable has been recorded in the amount of $52,970 for a split-dollar insurance policy. The note receivable was created when a stockholder purchased the slit-dollar insurance policy. Also, a receivable in the amount of $12,656 has been recorded for insurance premiums and related interest paid by the Company on behalf of a stockholder.

SUPPLEMENTARY INFORMATION

Seefeld & Company, P.C.
Certified Public Accountants

Office Location:
1400 Woodloch Forest Drive, Suite 300-5
The Woodlands, TX 77380

Mailing Address:
P.O. Box 131030
The Woodlands, TX 77393

Telephone: 281.363.8154
Facsimile: 281.363.8148
www.SeefeldCPA.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXPEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Woodlands Securities Corporation
The Woodlands, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Woodlands Securities Corporation (the "Company"), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seefeld & Company, P.C.

SEEFELD & COMPANY, P.C.
Certified Public Accountants

The Woodlands, Texas
May 9, 2007

WOODLANDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	173,157
Deduct Stockholders' Equity Not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital	$	173,157
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities	$	173,157
Deductions and/or Charges:		
Non-allowable Assets		105,271
Net Capital Before Haircuts on Securities Positions	$	67,886
Haircuts on Other Securities		1,572
Net Capital	**$**	**66,314**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses and Other Liabilities	$	23,122
Commissions Payable		7,159
Federal Income Tax Payable		4,796
Items Not Included in Statement of Financial Condiditon		-
Total Aggregate Indebtedness	**$**	**35,077**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required		
Greater of $5,000 or $2,338 (6 2/3% of $35,077)	$	5,000
Excess Net Capital at 1,000 Percent	$	62,806
Ratio: Aggregate Indebtedness to Net Capital		.53 to 1

WOODLANDS SECURITIES CORPORATION
RECONCILATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2007

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	65,836
Net Bookkeeping Adjustments to Revenues and Expenses		422
Bookkeeping Adjustments to Accrue and/or Adjust Receivables, Furniture, Fixtures and Equipment and Liabilities		56
Net Capital per Above	**$**	**66,314**
Retained Earnings, as Reported in Company's Part II (unaudited) FOCUS Report	$	165,628
Net Bookkeeping Adjustments to Revenues and Expenses		422
Retained Earnings per Audited Financial Statements	**$**	**166,050**

END